UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Calico Commerce, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

129897104

(Cusip Number)

February 5, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 5 pages

13G/A
CUSIP No. 129897104			Page 2 of 5 Pages

1.	Name of Reporting Person: Gary J. Sbona		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐	N/A
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,548,777

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 3,548,777

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,548,777

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐ N/A

11.	Percent of Class Represented by Amount in Row (9): 9.0%

12.	Type of Reporting Person: IN

Page 2 of 5 pages

13G/A
CUSIP No. 129897104	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Calico Commerce, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1325 Howard Avenue, PMB #624 Burlingame, California

Item 2.

(a)	Name of Person Filing: Gary J. Sbona

(b)	Address of Principal Business Office or, if none, Residence:

Calico Commerce, Inc. 1325 Howard Avenue, PMB #624 Burlingame, California

(c)	Citizenship: The filing person is a citizen of the United States of America.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 129897104

Item 3. Status of Person Filing:

Not Applicable

Item 4. Ownership

(a)	Amount Beneficially Owned: 3,548,777

(b)	Percent of Class:

9.0%, based on 39,417,057 outstanding calculated as the sum of (a) 3,548,777 shares issued upon the exercise of an option to purchase common stock originally granted to Mr. Sbona on February 5, 2002, and (b) 35,868,280 shares reported outstanding as of February 12, 2002 on Form 10-Q for the quarter ended on December 31, 2002.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,548,777

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 3,548,777

(iv)	shared power to dispose or to direct the disposition of: 0

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13G/A
CUSIP No. 129897104	Page 4 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of the Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquire and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

13G/A
CUSIP No. 129897104	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2003

/s/ Gary J. Sbona

Gary J. Sbona

Page 5 of 5 Pages